                    SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C. 20549


                               SCHEDULE 13G


                 Under the Securities Exchange Act of 1934
                           (Amendment No.A1)


Name of Issuer: THOMAS & BETTS CORP.

Title of Class of Securities: Common


CUSIP No.: 884315102


Check the following box if a fee is being paid with this
statement (   ).  (A fee is not required only if the filing
person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities,and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities and Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                     (Continued on following page(s))

NOTE:     Amounts reported on this cover page are included in the
totals reported on the first cover page.

Cusip No: 884315102
                                    13G

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S IDENTIFICATION NO OF ABOVE PERSON:

     Delaware Management Holdings, Inc. 23-2693133


================================================================

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*:

          a. (    )      b.  (    )

================================================================

3.   SEC. USE ONLY:

================================================================

4.   CITIZENSHIP OF PLACE OF ORGANIZATION:

     State of Delaware

================================================================

5.   NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
     WITH SOLE VOTING POWER:

     3068600

=================================================================

6.   NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
     WITH SHARED VOTING POWER:

     225100
=================================================================

7.   NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
     WITH SOLE DISPOSITIVE POWER:

     3068600
================================================================

8.   NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
     WITH SHARED DISPOSITIVE POWER:

     0

=================================================================

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON:

     3293700
==================================================================

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES*:

     (  )

==================================================================

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

     5.91%
==================================================================

12.  TYPE OF REPORTING PERSON*:

     HC

==================================================================

Cusip No: 884315102

                                SCHEDULE 13G


1.  NAME OF REPORTING PERSON
    SS OR IRS IDENTIFICATION NO OF ABOVE PERSON

    DELAWARE MANAGEMENT BUSINESS TRUST  23-2859589
===================================================================
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
    A. ( )                B. ( )

===================================================================
3.  SEC USE ONLY
===================================================================
4.  CITIZENSHIP OR PLACE OF ORGANIZATION

    STATE OF DELAWARE
===================================================================
5.  SOLE VOTING POWER

    3068600
====================================================================
6.  SHARED VOTING POWER

    225100
===================================================================
7.  SOLE DISPOSITIVE POWER

    3293700
====================================================================
8.  SHARED DISPOSITIVE POWER

    0
====================================================================
9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    3293700
=================================================================
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROY (9) EXCLUDES CERTAIN
     SHARES*

    (  )
====================================================================
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

    5.91%
=====================================================================
12.  TYPE OF REPORTING PERSON*:

     IA
=====================================================================
(PAGE)

CUSIP:  884315102
                       SCHEDULE 13G

Item 1(a)      Name of Issuer: THOMAS & BETTS CORP.


Item 1(b)      Address of Issuer's Principal Executive Offices:

               8155 T & B BOULEVARD
               MEMPHIS, TN 38125

===================================================================

Item 2(a)      Name of Person Filing

               Delaware Management Holdings, Inc.

Item 2(b)      Address of Principal Business Office or, if none,
               Residence:

               2005 Market Street, Philadephia PA  19103

Item 2(c)      Citizenship:

               State of Delaware

Item 2(d)      Title of Class of Securities:

               Common

Item 2(e)      CUSIP Number: 884315102



===================================================================

Item 3         If this statement is filed pursuant to Rules
               13d-1(b), or 13d-2(b), check whether the person filing is a:

          a    (   )  Broker or dealer registered under Section
               15 of the Act

          b    (   )  Bank as defined in Section 3(a)(6) of the
               Act

          c    (   )  Insurance company as defined in Section
               3(a)(19) of the Act

          d    (   )  Investment company registered under Section
               8 of the Investment Company Act

          e    (   )  Investment adviser registered under Section
               203 of the Investment Advisers Act of 1940

          f    (   )  Employee Benefit Plan, Pension Fund which
               is subject to the provisions of the Employee
               Retirement Income Security Act of 1974 or
               Endowment Fund; see 240.13d-1(b)(1)(ii)(F)

          g ( x ) Parent Holding Company, in accordance with 240.13d-1(b)(ii)(G) (Note: See Item 7)

          h    (   )  Group, in accordance with 240.13d-
               1(b)(ii)(H)

======================================================================

Item 4         Ownership

     If the percent of the class owned, as of December 31 of the year covered by the statement, or as of the last day of any month described in Rule 13d-1(b)(2), if applicable, exceeds five percent, provide the following information as of that date and identify those shares which there is a right to acquire:

     (a)       Amount Beneficially Owned:

               3293700

     (b)       Percent of Class:

               5.91%

     (c)       Number of shares as to which such person has:

               (i)  Sole power to vote or to direct the vote:

                    3068600

               (ii) Shared power to vote or to direct the vote:

                    225100

               (iii)  Sole power to dispose or to direct the
                      disposition of:

                      3293700

               (iv) Shared power to dispose or to direct the
                    dispositon of:

                    0

     Instruction: For computations regarding securities which represent a right to acquire an underlying security see Rule
     13d-3(d)(1).

====================================================================

Item 5         Ownership of Five Percent or Less of a Class

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ( ).

     Instruction: Dissolution of a group requires a response to this item.

===================================================================

Item 6         Ownership of More than Five Percent on Behalf of
               Another Person:

     If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item, and if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

======================================================================

Item 7         Identification and Classification of the
               Subsidiary Which Acquired the Security Being
               Reported By the Parent Holding Company.


     If a parent holding company has filed this schedule, pursuant to Rule 13d-1(b)(ii)(G) so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company has filed this schedule pursuant to Rule 13d-1(c), attach an exhibit stating the identification of the relevant subsidiary.

LINCOLN NATIONAL CORP IS THE ULTIMATE PARENT OF DELAWARE MANAGEMENT BUSINESS TRUST, DELAWARE CAPITAL MANAGEMENT INC., AND DELAWARE INTERNATIONAL
ADVISORS LTD..

  =====================================================================

Item 8         Identification and Classification of the Group

     If a group has filed this schedule pursuant to Rule 13d(b)(ii)(H), so indicate under Item 3(h) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to Rule 13d-1(c), attach an exhibit stating identity of each member of the group.

     See Agreement to File Joint Acquisition Statements attached

=====================================================================

Item 9         Notice of Dissolution of Group

               N/A

     Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

====================================================================

Item 10        Certification

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

Signature  /s/ Lisa O. Brinkley

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date      02/05/99


Signature  /s/ Lisa O. Brinkley

Name/Title     Lisa O. Brinkley/Vice President

EXHIBIT A

                          AGREEMENT TO FILE JOINT
                          ACQUISITION STATEMENTS

     AGREEMENT made this 5th day of February, 1999 by and between DELAWARE GROUP EQUITY FUNDS I, INC.,DELAWARE GROUP EQUITY FUNDS II, INC., DELAWARE GROUP EQUITY FUNDS III, INC., DELAWARE GROUP EQUITY FUNDS IV, INC., DELAWARE GROUP EQUITY FUNDS V, INC., DELAWARE GROUP INCOME FUNDS, INC., DELAWARE GROUP GOVERNMENT FUND, INC., DELAWARE GROUP LIMITED-TERM GOVERNMENT FUNDS, INC., DELAWARE GROUP CASH RESERVE, INC., DELAWARE GROUP TAX-FREE MONEY FUND, INC., DELAWARE GROUP STATE TAX-FREE INCOME TRUST, DELAWARE GROUP
TAX-FREE FUND, INC., DELAWARE POOLED TRUST, INC., DELAWARE GROUP PREMIUM
FUND, INC., DELAWARE GROUP GLOBAL & INTERNATIONAL FUNDS, INC., DELAWARE GROUP DIVIDEND AND INCOME FUND, INC., DELAWARE GROUP GLOBAL DIVIDEND AND INCOME
FUND, INC. DELAWARE GROUP ADVISER FUNDS, INC., DELAWARE GROUP FOUNDATION FUNDS, VOYAGEUR FUNDS, INC., VOYAGEUR INSURED FUNDS, INC., VOYAGEUR INTERMEDIATE TAX FREE FUNDS, INC., VOYAGEUR INVESTMENT TRUST, VOYAGEUR MUTUAL FUNDS, INC., VOYAGEUR MUTUAL FUNDS II, INC., VOYAGEUR MUTUAL FUNDS III, INC., VOYAGEUR TAX-FREE FUNDS, INC., VOYAGEUR ARIZONA MUNICIPAL INCOME FUNDS, INC.,
VOYAGEUR COLORADO INSURED MUNICIPAL INCOME FUND, INC., VOYAGEUR FLORIDA
INSURED MUNICIPAL INCOME FUND, VOYAGEUR MINNESOTA MUNICIPAL INCOME FUND, INC., VOYAGEUR MINNESOTA MUNICIPAL INCOME FUND II, INC., VOYAGEUR MINNESOTA MUNICIPAL FUND III, INC., (the "Delaware Group of Funds") Delaware Managment Business Trust, Delaware Capital Management Inc, Delaware International Advisors Ltd., and Delaware Management Holdings, Inc., here in collectively referred to as the "parties".

     WHEREAS, the parties hereto may be deemed to be the direct or indirect beneficial owners of the same equity securities for the purpose of the reporting requirements of Section 13(d) of the Securities Exchange Act of 1934 as amended, and

     WHEREAS, the regulations promulgated under Section 13(d) permit the joining of such beneficial owners in the filing of a single Joint Acquisition Statement reporting such ownership to the Securities and Exchange Commission.

     NOW, THEREFORE, in consideration of the mutual covenants herein contained, and each of the parties hereto intending to be legally bound, it is agreed as follows:

     1. In the event that any two or more parties shall be deemed to be the direct or indirect beneficial owners of the same equity security required to be reported to the Securities and Exchange Commission such parties may join together in the filing of a Joint Acquisition Statement with respect to that security.

     2. With respect to each Joint Acquisition Statement in which a party joins each party acknowledges that (a) it will be eligible under applicable regulations of the Securities and Exchange Commission to join in the filing and (b) it will be responsible for the timely filing of such statement and any amendments thereto and the completeness and accuracy of the information concerning the other parties making the filing, unless such party knows or has reason to believe that such information is inaccurate.

     3. The parties consent to the inclusion of a copy of this agreement as an exhibit to any Joint Acquisition Statement filed on behalf of any of them.


     IN WITNESS WHEREOF, the parties hereto have executed this agreement by their duly authorized officers as of the date set forth above.


                                   DELAWARE GROUP EQUITY FUNDS I, INC.
                                   DELAWARE GROUP EQUITY FUNDS II, INC.
                                   DELAWARE GROUP EQUITY FUNDS III, INC.
                                   DELAWARE GROUP EQUITY FUNDS IV, INC.
                                   DELAWARE GROUP EQUITY FUNDS V, INC.
                                   DELAWARE GROUP INCOME FUNDS, INC.
                                   DELAWARE GROUP LIMITED-TERM
                                    GOVERNMENT FUNDS, INC.
                                   DELAWARE GROUP CASH RESERVE, INC.
                                   DELAWARE GROUP GOVERNMENT FUND, INC.
                                   DELAWARE GROUP TAX-FREE FUND, INC.
                                   DELAWARE GROUP STATE TAX-FREE INCOME
                                    TRUST
                                   DELAWARE GROUP GLOBAL & INTERNATIONAL
                                    FUNDS, INC.
                                   DELAWARE GROUP TAX-FREE MONEY FUND, INC.
                                   DELAWARE GROUP ADVISOR FUNDS, INC.
                                   DELAWARE GROUP PREMIUM FUND, INC.
                                   DELAWARE POOLED TRUST, INC.
                                   DELAWARE GROUP FOUNDATION FUNDS
                                   DELAWARE GROUP DIVIDEND AND INCOME
                                    FUND, INC.
                                   DELAWARE GROUP GLOBAL DIVIDEND AND
                                    INCOME FUND, INC.
                                   VOYAGEUR FUNDS, INC.
                                   VOYAGEUR INSURED FUNDS, INC.
                                   VOYAGEUR INTERMEDIATE TAX FREE FUNDS, INC.
                                   VOYAGEUR INVESTMENT TRUST
                                   VOYAGEUR MUTUAL FUNDS, INC.
                                   VOYAGEUR MUTUAL FUNDS II, INC.
                                   VOYAGEUR MUTUAL FUNDS III, INC.
                                   VOYAGEUR TAX-FREE FUNDS, INC.
                                   VOYAGEUR ARIZONA MUNICIPAL INCOME FUND, INC.
                                   VOYAGEUR COLORADO INSURED MUNICIPAL
                                    INCOME FUND
                                   VOYAGEUR FLORIDA INSURED MUNICIPAL
                                    INCOME FUND
                                   VOYAGEUR MINNESOTA MUNICIPAL INCOME
                                    FUND INC.
                                   VOYAGEUR MINNESOTA MUNICIPAL INCOME
                                    FUND II, INC.
                                   VOYAGEUR MINNESOTA MUNICIPAL INCOME
                                    FUND III, INC.

ATTEST
/s/ Eric E. Miller                 /s/ David K. Downes



                                   DELAWARE MANAGEMENT HOLDINGS, INC.
ATTEST
/s/ Eric E. Miller                 /s/ Jeffrey J. Nick



ATTEST                             DELAWARE MANAGEMENT BUSINESS TRUST

/s/ Eric E. Miller                 /s/ Jeffrey J. Nick


                                   DELAWARE CAPITAL MANAGEMENT, INC.
ATTEST
/s/ Eric E. Miller                 /s/ Jeffrey J. Nick

                                   DELAWARE INTERNATIONAL ADVISORS LTD.
ATTEST
/s/ Eric E. Miller                 /s/  John Emberson